Contact

www.linkedin.com/in/alyssahussong (LinkedIn)

Top Skills

Piano
Photoshop
Drawing

Languages

English (Native or Bilingual)

Alyssa Hussong

Lead Environment Artist at Objective Reality Games
Jarrell

Summary

I maintain a good understanding of video game development and content creation including, but not limited to, modeling, blocking out/white boxing, collisions, particle effects, UV mapping techniques, texture painting, map baking, animation, blueprinting, material setup/UV layout, conceptual designs, development pipelines, technical parameters, and production goals.

I encourage you to view my professional portfolio of highly detailed 3D art with a focus on environments and variety of subject matter (buildings, props, natural landscapes/foliage, etc.) that demonstrates high-quality realistic modeling and texturing as well as a keen eye for spatial composition, lighting and building believable scenes. It can be accessed at www.alyssahussong.weebly.com.

Experience

Objective Reality Games
Lead Environment Artist
May 2020 - Present (2 years 1 month)

Brain Trust Technologies, LLC
Character Artist
October 2019 - December 2019 (3 months)

GamesStop
Senior Game Advisor
September 2018 - June 2019 (10 months)
Austin, Texas Area

Aid customers in finding games that fit their interests
Communicate with customers to find what makes an ideal game

iQuantile Games
Game Designer
September 2018 - November 2018 (3 months)

Austin, Texas Area

Created concept art and level designs

Modeled, textured and animated characters, as well as modeled and textured environment meshes

Organized and managed timelines for the team to ensure efficient productivity

Shawnee State University
3D Software Tutor

January 2018 - May 2018 (5 months)

Ohio

Aided students with up-coming gaming projects and trained peers in Maya, Substance, and Unreal software

Shawnee State University
Orientation Leader

June 2017 - August 2017 (3 months)

Ohio

Provided tours of campus for students and parents; Assisted incoming students with scheduling for classes

Hyperkat
Voice actress

May 2015 - September 2015 (5 months)

Helped with voice acting for an anouncer in the game Mars Colony: Frontier

Education

Shawnee State University
Bachelor of Fine Arts (BFA), Gaming and Simulation Arts · (2014 - 2018)

Gannon University
Nursing Practice · (2013 - 2014)